

June 24, 2022

Teresa Weber
Chief Executive Officer
biote Corp.
130 E. Randolph Street, Suite 3400
Chicago, Illinois 60601

> **Re: biote Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 22, 2022**
> **File No. 333-265714**

Dear Ms. Weber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-1 filed June 22, 2022

Prospectus Summary
The Offering, page 6

1. Where you discuss here that the exercise of warrants is likely dependent upon the trading price of your common stock, revise to include the current market price of your common stock. Likewise, disclose the current market price of your common stock where you discuss the exercise of warrants on page 47 of Risk Factors, page 53 of Use of Proceeds, and page 107 of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Risk Factors
Risks Related to Ownership of Our Securities, page 45

2. Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Disclose that even though the current trading price is significantly below the SPAC IPO price, the Sponsor and holders of the Founder Shares have an incentive to sell shares of your common stock because they purchased the shares at prices lower than the public investors or the current trading price of shares. Also disclose the potential profit the selling securityholders will earn based on the current trading price.

General

3. Please revise your disclosure, where appropriate, to clarify that while the Sponsor and other holders of the Founder Shares may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

4. Please revise to update your disclosures throughout the filing to reflect the completion of the business combination and related redemptions. For example, on page 97 you reference potential changes in Biote's future reported financial position and results based on an estimated increase in cash based on either the maximum redemption scenario or no shareholder redemptions. Because the redemptions have now occurred, this disclosure should be revised to reflect the 96.1% redemption rate and the actual impact on liquidity and capital resources as of the date of the prospectus.

5. Where you discuss the fact that this offering involves the potential sale of a substantial portion of shares for resale and how such sales could impact the market price of the company's common stock, please revise your disclosure to highlight the fact that Dr. Gary Donovitz, a beneficial owner of 69% of your outstanding shares, will be able to sell all of such shares for so long as the registration statement of which this prospectus forms a part is available for use.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Teresa Weber
biote Corp.
June 24, 2022
Page 3

      Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Peter Byrne